CHAPMAN AND CUTLER LLP
                         111 WEST MONROE STREET
                         CHICAGO, ILLINOIS 60603



                               May 4, 2009




Houghton R. Hallock Jr., Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E. .
Washington, D.C. 20549


         Re:           Energy Income and Growth Fund (the "Fund")
                            (File Nos. 333-154254; 811-21549)

Dear Mr. Hallock:

         We received your comments regarding the Registration Statement for the above captioned Fund during our conference call on April 27, 2009. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented in our call.

SUMMARY OF FUND EXPENSES

         1. THIS SECTION PROVIDES THAT THE "TOTAL NET ANNUAL EXPENSES" OF THE FUND, AS A PERCENTAGE OF THE TOTAL NET ASSETS ATTRIBUTABLE TO COMMON SHARES OF THE FUND (ASSUMING A 26% LEVERAGE RATIO) IS 3.48%, AS OF MARCH 10, 2009. IN CONTRAST, THE "FINANCIAL HIGHLIGHTS" SECTION OF THE REGISTRATION STATEMENT STATES THAT THE RATIO OF EXPENSES TO AVERAGE NET ASSETS IS 4.80%, AS OF NOVEMBER 30, 2008. PLEASE EXPLAIN THE DISCREPANCY BETWEEN THESE PERCENTAGES.

         Response: We have provided Jeffrey Long, Staff Accountant, information relating to the differences in the expense ratio calculations in these sections. As noted in your comments, there is a beneficial variance in the amount of 1.32% when comparing the expense ratio of 3.48% in the March 10, 2009 pro forma calculation to the actual expense ratio of 4.80% in the November 30, 2008 information derived from the Fund's annual report. The Fund's calculations confirm that the beneficial variance can be attributed primarily to the following:

     o 1.01% variance due to lower borrowing interest rates in the March 10, 2009 pro forma calculations versus the November 30, 2008 annual report information; and

     o 0.30% variance due to a write-off of unamortized leverage costs in the November 30, 2008 annual report calculation which was not applicable to the March 10, 2009 pro forma calculation.


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         2. IN FOOTNOTE 5 OF THIS SECTION, THE FUND REFERS TO CURRENT AND
DEFERRED INCOME TAX EXPENSES AND BENEFITS, AS A PERCENTAGE OF AVERAGE NET ASSETS BY FISCAL YEAR, FROM FUND INCEPTION THROUGH NOVEMBER 30, 2008. PLEASE EXPLAIN THE CIRCUMSTANCES IN WHICH THE FUND MAY REALIZE THE
CURRENT AND DEFERRED INCOME TAX BENEFIT FOR THE YEAR ENDED NOVEMBER 30, 2008, DISCLOSED IN THE PROSPECTUS AS 24.83%.

         Response: Current income tax expense can vary by year based upon the Fund's net investment income and realized gain (loss). Since it is "current" income tax expense, it is realized as an expense in the current year and the circumstances in which it is realized have occurred. In contrast, deferred income tax expense is accrued daily as the Fund's assets appreciate, which will decrease net asset value accordingly. If assets subsequently depreciate in value, the deferred income tax expense will be reduced (i.e. an income tax benefit recorded), which will increase net asset value accordingly. Since the Fund accrues tax expense (benefit) on a daily basis on both unrealized appreciation and depreciation, there is minimal net asset value impact when the Fund realizes a gain (loss) on the sale of a security.

PLAN OF DISTRIBUTION

         3. THE PROSPECTUS STATES IN THE "PLAN OF DISTRIBUTION" SECTION THE VARIOUS METHODS THE FUND MAY UTILIZE TO DISTRIBUTE THE COMMON SHARESAND PROVIDES THAT THE SPECIFIC METHOD OF DISTRIBUTION WILL BE FURTHER DESCRIBED IN A PROSPECTUS SUPPLEMENT TO THE PROSPECTUS. PLEASE CONFIRM THE MAXIMUM AMOUNT OF COMMISSION OR DISCOUNTS THAT MAY BE PAYABLE BY THE FUND IN ANY OF THESE DISTRIBUTION ALTERNATIVES.

         Response: The Fund will add the following in an additional paragraph in the prospectus section entitled "Plan of Distribution,":

         "The maximum commission or discount to be received by any member of the Financial Industry Regulatory Authority will not be greater than eight percent of the initial gross proceeds from the sale of any security being sold."

         4. PLEASE EXPLAIN HOW EACH OF THE VARIOUS ALTERNATIVES OF THE FUND'S OFFERING OF COMMON SHARES AS REFERENCED IN THE "PLAN OF
DISTRIBUTION" SECTION OF THE PROSPECTUS WILL BE REGISTERED ON A
CONTINUOUS OR DELAYED BASIS PURSUANT TO RULE 415 OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT").

         Response: Rule 415(a) under the Securities Act allows issuers to register certain offerings on a delayed or continuous basis (a "shelf offering"). Rule 415(a)(1)(x) applies to securities registered (or qualified to be registered) on Form S-3 or Form F-3 which are to be offered and sold on a continuous or delayed basis by or on behalf of the registrant. As a closed-end management investment company, the Fund is required to use Form N-2 to register its securities under the Securities Act and, therefore, cannot utilize Form S-3. However, in certain previously issued no-action letters, including Nuveen Virginia Premium Income Municipal Fund (Available October 6, 2006), and Pilgrim America Prime Rate Trust (Available May 1, 1998), the Staff allowed closed-end funds that meet the requirements of Form S-3 to utilize Form N-2 to conduct shelf offerings pursuant to Rule 415(a)(i)(x).

         The Fund presently has no intention to register a traditional, non-shelf offering because of the risk that the market price of the Fund's shares will decline below net asset value before the issue is completely sold. However, the Fund may seek to conduct a delayed at the market shelf offering of its common shares under Rule 415(a)(1)(x) and Rule 415(a)(4) under the Securities Act so that the Fund may issue new shares when the Fund's shares are trading at a premium to net asset value. In addition, as set forth in the "Plan of Distribution" section of the prospectus, the Fund may sell through agents, to or through underwriters, directly to purchasers or through dealers at a fixed price or prices or negotiated prices, pursuant to Rule 415(a)(1)(x) and Rule 415(a)(2) under the Securities Act. The particular method of distribution for any offering under the registration statement will be more specifically described in a prospectus supplement to the prospectus filed pursuant to Rule 497 under the Securities Act.

DESCRIPTION OF SHARES

         5. AT A SPECIAL MEETING OF THE FUND'S SHAREHOLDERS ON JANUARY 8, 2008, THE FUND OBTAINED AUTHORITY FROM ITS SHAREHOLDERS TO ISSUE AND SELL COMMON SHARES AT A NET PRICE LESS THAN ITS THEN-CURRENT NET ASSET VALUE PER SHARE, SUBJECT TO CERTAIN CONDITIONS. PLEASE STATE IN THE PROSPECTUS WHETHER THE FUND INTENDS ON OFFERING AND SELLING THE COMMON SHARES AT A NET PRICE LESS THAN THE FUND'S THEN-CURRENT NET-ASSET VALUE PURSUANT TO THIS SHAREHOLDER AUTHORITY.

         Response: The Fund has inserted an additional paragraph in the "The "Description of Shares" section of the prospectus after the second paragraph, as follows:

         "Section 23(b) of the 1940 Act, in relevant part, provides that a registered closed-end fund may not sell any of its common stock at a price below the current net asset value of such stock, exclusive of any distribution commission or discount, except with the consent of a majority of its common stockholders, or under certain other circumstances. At a special meeting of shareholders of the Fund held on January 8, 2008, the Fund obtained authority from its shareholders to issue and sell common shares at a net price less than its then-current net asset value per share, subject to the following conditions:

     o The per share offering price, before the deduction of underwriting fees, commissions and offering expenses, will not be less than the net asset value per share of the Fund's common shares, as determined at any time within two business days prior to the pricing of the common shares to be sold in the offering.

     o Immediately following each offering of such common shares, after deducting underwriting fees, commissions and offering expenses, the net asset value per share of the Fund's common shares, as determined at any time within two business days prior to the pricing of the common shares to be sold, would not have been diluted by greater than a total of 1% of the net asset value per share of all of the Fund's outstanding common shares. The Fund will not be subject to a maximum number of common shares that can be sold or a defined minimum sales price per share in any offering so long as for each offering the number of common shares offered and the price at which such common shares are sold together would not result in dilution of the net asset value per share of the Fund's common shares in excess of the 1% limitation described above.

     o A majority of the Independent Trustees makes a determination, based on information and a recommendation from the Adviser, that they reasonably expect that the investments to be made with the net proceeds of such issuance will lead to a long-term increase in the Fund's net asset value or a long-term increase in the level of the Fund's distributions to shareholders.

         In connection with any sale of Common Shares below net asset value as described above, the Adviser and Sub-Adviser have committed to waive a portion of their investment advisory fees and sub-advisory fees following any offering of Common Shares in the following manner:

     o the Adviser and Sub-Adviser will waive all investment advisory fees and sub-advisory fees with respect to the Fund's assets attributable to newly issued Common Shares (including any assets attributable to associated financial leverage) for the first three-month period following any offering of Common Shares; and

     o the Adviser and Sub-Adviser will waive 50% of investment advisory fees and sub-advisory fees with respect to the Fund's assets attributable to newly issued Common Shares (including any assets attributable to associated financial leverage) for the second three-month period following any offering of Common Shares.

         See "Management of the Fund - Investment Management Agreement" for a description of the investment advisory and sub-advisory fees payable to the Adviser and the Sub-Adviser.

         The Fund will not issue and sell Common Shares at a price less than its then-current net asset value per share in accordance with the above conditions unless specifically set forth in a prospectus supplement to this prospectus."

CORPORATE FINANCE SERVICE AND CONSULTING FEE

         6. THE PROSPECTUS STATES IN THE "CORPORATE FINANCE SERVICES AND CONSULTING FEE" SECTION THAT FIRST TRUST ADVISORS L.P. PAYS SERVICE FEES BASED ON THE AVERAGE DAILY NET ASSETS OF THE FUND PURSUANT TO THE CORPORATE FINANCE SERVICES AND CONSULTING AGREEMENT. PLEASE CONFIRM WHETHER THESE SERVICE FEES ARE LIMITED TO 4.461% OF THE OFFERING PRICE OF THE COMMON SHARES INITIALLY OFFERED BY THE FUND OR WHETHER THESE SERVICE FEES WILL BE AFFECTED BY THE COMMON SHARES ISSUABLE UNDER THE PROSPECTUS.

         Response: The maximum amount of fees payable under the Corporate Finance Services and Consulting Agreement will not change as a result of the issuance of Common Shares under the prospectus. The maximum amount of fees payable pursuant to the Corporate Finance Services and Consulting Agreement are attributable to the common shares initially offered by the

Fund and will not exceed 4.461% of the aggregate offering price of the initially offered shares. Reference to "Common Shares" in the final sentence of this section will appropriately be changed to "common shares".

         We appreciate your prompt attention to this Registration
Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at (312) 845-3273.


                             Very truly yours,

                             CHAPMAN AND CUTLER LLP


                             By  /s/ Walter L. Draney
                                --------------------------------
                                       Walter L. Draney